EXHIBIT 19.2

FREQUENTLY ASKED QUESTIONS
RULE 10B5-1 TRADING PLANS
Adopted on June 16, 2023
EXECUTIVE SUMMARY1
A Rule 10b5-1 trading plan is a written plan that gives insiders an affirmative defense against insider trading liability. The basic principle of a Rule 10b5-1 trading plan is a quid pro quo: the insider gains significant protection from liability in exchange for giving up some control over trades. If the insider enters into a written trading plan when the insider is not aware of any material non-public information about the Company, and otherwise complies with the requirements of Rule 10b5-1, the insider will generally gain protection from liability regardless of whether the insider's trades under the plan ultimately occur during a blackout period or around the time of significant company events or announcements.
1.What is a Rule 10b5-1 trading plan?
A Rule 10b5-1 trading plan is an agreement between a company insider and a broker giving the broker instructions to buy or sell a company’s stock based on certain criteria being met. The criteria are based on time (e.g., sell on the first trading day of each quarter), price (e.g., sell when the market price is above $10 per share), and amount (e.g., sell up to 50,000 shares). These criteria may be expressed in a variety of ways in a trading plan. Sale of shares to pay withholding taxes on vesting of restricted stock units, or to pay the exercise price and withholding taxes on the exercise of stock options, and sales of the remaining shares acquired upon the exercise of stock options, can also be covered by Rule 10b5-1 trading plans. You may enter into, modify, or terminate a plan only during an open trading window and when you are not aware of any material nonpublic information about T-Mobile. As specified in the T-Mobile Policy on Securities Trading, T-Mobile has adopted Guidelines for Rule 10b5-1 Plans (the “Guidelines”). Besides other criteria set forth herein, the Guidelines provide that the first trade under a new or modified Rule 10b5-1 trading plan can only be made after a Cooling-Off Period as follows:
•For Section 16 insiders: the later of 90 days after adoption or modification of a Rule 10b5-1 trading plan or two business days after filing the Form 10-K or Form 10-Q covering the fiscal quarter in which the Rule 10b5-1 trading plan was adopted, up to a maximum of 120 days; and
•For employees and any other persons, other than the Company: 30 days after adoption or modification of a Rule 10b5-1 trading plan.
2.Why should I consider entering into a Rule 10b5-1 trading plan?
Rule 10b5-1 trading plans are created pursuant to an SEC rule that provides an affirmative defense against claims of insider trading if the insider’s trades are made under a written trading plan that meets certain criteria. Therefore, a Rule 10b5-1 trading plan allows your planned trading in T-Mobile stock to take place even if you become aware of material non-public information about T-Mobile or if the
1 As a reminder, each employee is responsible for consulting with his or her own advisors with respect to a Rule 10b5-1 trading plan and for complying with the federal securities laws and the T-Mobile Policy on Securities Trading. T-Mobile and its representatives, including the Securities Compliance Officer(s), represent T-Mobile and not the employee.

Company is in a blackout period, so long as the plan meets all of the relevant criteria. A Rule 10b5-1 trading plan can add certainty to your personal investment planning by removing the uncertainty and restriction caused by not being able to make planned trades if at the time of such proposed trade you are aware of material non-public information about the Company. A trading plan can also give you a powerful tool to head off scrutiny of your trading by the plaintiffs’ bar, the SEC and/or the media.
3.Does T-Mobile have specific criteria that my Rule 10b5-1 plan would have to satisfy?
Yes. The Guidelines outline the criteria for Rule 10b5-1 trading plans. A copy of the Guidelines is attached as Exhibit A to these FAQs.
4.What procedures must I follow to set up a Rule 10b5-1 trading plan?
Your Rule 10b5-1 trading plan must be pre-cleared by a Securities Compliance Officer (as defined in the T-Mobile Policy on Securities Trading). Proposed Rule 10b5-1 trading plans are reviewed and/or pre-cleared by Broady Hodder, Fred Williams or Jen Huang of the T-Mobile Corporate Governance and Strategic Transactions group. Please see contact information listed below.
5.How can I get started on setting up a Rule 10b5-1 trading plan?
If you are interested in setting up a Rule 10b5-1 trading plan, please contact Fidelity Executive Services at 800 823 0217. Fidelity Executive Services will then coordinate with the Fidelity 10b5-1 trading plan specialists to help set up your plan. Under limited circumstances, a broker other than Fidelity may be considered for Rule 10b5-1 trading plans. Please contact Fred Williams for further information.
6.Can I enter into a Rule 10b5-1 trading plan before my restricted stock units vest? How will I know how many shares will be in my account after vesting/tax withholding?
Yes, you can enter into a Rule 10b5-1 trading plan before your restricted stock units vest. Fidelity Executive Services and its 10b5-1 trading plan specialists can assist in drafting your plan to cover the shares that will be available in your account upon vesting and tax withholding.
7.Can I include shares to be purchased from the Employee Stock Purchase Plan (“ESPP”) in my Rule 10b5-1 trading plan?
Yes, you can include shares to be purchased under the ESPP if (i) you are currently enrolled in the ESPP and (ii) agree to not change your ESPP election while those ESPP shares are subject to the Rule 10b5-1 trading plan.
8.Can I modify or terminate my Rule 10b5-1 trading plan after it is in place?
After you have entered into a Rule 10b5-1 trading plan, you can modify or terminate it only under extraordinary circumstances and after pre-clearance by a Securities Compliance Officer. Rule 10b5-1 trading plans can be entered into or modified only when you are not aware of material non-public information about T-Mobile and only during an open trading window. A Securities Compliance Officer may, in his or her sole discretion, require additional time between the termination of a Rule 10b5-1 trading plan and entering into a new plan. If you make certain modifications to your existing Rule 10b5-1 trading plan or if you terminate your existing Rule 10b5-1 trading plan and enter into a new Rule

10b5-1 trading plan, you will be subject to an applicable Cooling-Off Period before the first trade under your plan can occur.
Individuals may not adopt more than one Rule 10b5-1 trading plan at a time, except under the limited circumstances permitted by Rule 10b5-1 and subject to preapproval by a Securities Compliance Officer.
9.What happens if I buy or sell T-Mobile stock outside of a Rule 10b5-1 trading plan while I have a current plan in place?
Trades outside of a Rule 10b5-1 plan will not receive the benefits of trades under such a plan (i.e., an affirmative defense against insider trading claims). Trades outside of a plan might also cancel the benefits of trades under the plan if the non-plan trades reduced or eliminated the economic consequences of the trades under the plan (e.g., offsetting transactions). For example, assume a person has in place a Rule 10b5-1 trading plan to sell 1,000 shares on the first trading day of each calendar quarter. A few months into the plan, the person learns that the company will soon make a very positive public announcement. Two days after the announcement is made and when the person is not aware of any other material non-public information about the Company, the person purchases 500 shares at the same time 500 shares are to be sold under the trading plan. Under this scenario, the plan’s sales may lose the protection of the affirmative defense because the non-plan purchases will be viewed as a hedge against the plan’s sales.
SECTION 16 INSIDERS ONLY
1.Will my Rule 10b5-1 trading plan be publicly disclosed?
If you are a Section 16 insider, your Form 4 filing will note that the trades occurred under a 10b5-1 trading plan and the date the plan was adopted. Similar disclosure must be made on Form 144 filings. The notation in these filings lets the market know why transactions are occurring during a blackout period and will strengthen the affirmative defense provided by the plan. Beginning with its quarterly report on Form 10-Q for the quarterly period ending June 30, 2023, T-Mobile will also need to disclose whether any Section 16 insider adopted, modified or terminated a Rule 10b5-1 trading plan during such quarter, and the aggregate amount of securities subject to such plan.
2.Does a Rule 10b5-1 trading plan protect insiders against short-swing profit liability under Section 16?
No. Rule 10b5-1 trading plans are designed to provide a defense only against charges of insider trading. They do not affect the liability to which Section 16 insiders are subject for engaging in short-swing trades (i.e., non-exempt purchases and sales within six months of each other). The 10b5-1 trading plan will provide that the broker will notify us of the transactions so that we may assist you with your Form 4 filings.
Note that Section 16 officers are subject to certain stock ownership guidelines. A 10b5-1 trading plan must comply with the stock ownership guidelines.2

2 Each executive officer is expected to acquire and maintain ownership of shares of TMUS stock equal in value to a multiple of his or her base salary (CEO: 5x; Chief Officers and EVPs: 3x). Until the ownership requirement is met, each executive officer is expected to retain at least 50% of net shares delivered through the TMUS stock plan.

CONTACT INFORMATION

Fidelity Executive Services 800-823-0217	Fred Williams, Senior Director – Corp. Gov. and Strategic Transactions [***] [***]
Jen Huang, Managing Corporate Counsel – Corp. Gov. and Strategic Transactions [***] [***]

Exhibit A
Guidelines for Rule 10b5-1 Trading Plans
As specified in the T-Mobile US, Inc. Policy on Securities Trading, a Rule 10b5-1 trading plan must be pre-cleared by a designated Securities Compliance Officer and meet the requirements of Rule 10b5-1. In addition, a Rule 10b5-1 trading plan must meet the requirements of these guidelines. Any Rule 10b5-1 trading plan must be submitted for review at least five business days prior to the entry into the plan.
The following guidelines apply to all Rule 10b5-1 trading plans:
•You may not enter into or modify a Rule 10b5-1 trading plan during any quarterly or event-specific blackout period or while you are aware of material non-public information about the Company.
•Generally, you may enter into a Rule 10b5-1 trading plan only with Fidelity. Under limited circumstances, a broker other than Fidelity may be considered for Rule 10b5-1 trading plans.
•All Rule 10b5-1 trading plans generally must have a duration of at least six months (or such lesser period of time as may be necessary to execute all transactions under the Plan) and no more than one year.
•You may not commence trading under a Rule 10b5-1 trading plan until after the applicable Cooling-Off Period.
•For Section 16 insiders, the Rule 10b5-1 trading plan shall include a representation that the Section 16 insider is (1) not aware of any material non-public information about the Company or its securities; and (2) adopting the Rule 10b5-1 trading plan in good faith and not as part of a plan or scheme to evade Rule 10b-5.
•Any modification or termination of a Rule 10b5-1 trading plan must be pre-cleared by a Securities Compliance Officer and is only allowed under extraordinary circumstances.
•If you modify a Rule 10b5-1 trading plan and such modifications change the amount, price, or timing of the purchase or sale of the securities underlying the Plan, you must wait until after the applicable Cooling-Off Period to resume trading.
•If you terminate a Rule 10b5-1 trading plan, you must wait until at least 30 days before trading in T-Mobile securities outside of a Rule 10b5-1 trading plan (subject to the blackout and other restrictions of the Policy on Securities Trading). A Securities Compliance Officer may, in his or her sole discretion, require additional time between the termination of a Rule 10b5-1 trading plan and entering into a new plan.
•You agree to disclosure of the Rule 10b5-1 trading plan and the transactions thereunder if and as required by T-Mobile and applicable securities laws and regulations.
•The Rule 10b5-1 trading plan must provide for the suspension of all transactions under the plan in the event that T-Mobile, in its sole discretion, deems such suspension necessary and advisable, including suspensions necessary to comply with trading restrictions imposed in connection with any lockup agreement required in connection with a securities issuance transaction or other similar events.

•You may not adopt more than one Rule 10b5-1 trading plan at a time except under the limited circumstances permitted by Rule 10b5-1 and subject to preapproval by a Securities Compliance Officer.
•Any Rule 10b5-1 trading plan must either (1) specify the amounts, prices, and dates of all transactions under the plan or (2) provide a written formula, algorithm, or computer program for determining the amount, price, and date of the transactions, and prohibit you from exercising any subsequent influence over the transactions.
•If shares to be purchased under the ESPP are included in the Rule 10b5-1 trading plan, you must agree to not change your ESPP election while those ESPP shares are subject to the Rule 10b5-1 trading plan.
T-Mobile reserves the right to withhold pre-clearance of any Rule 10b5-1 trading plan, modification, deviation or termination based on a Securities Compliance Officer’s determination, including if it believes the plan:
•Fails to comply with Rule 10b5-1.
•Exposes T-Mobile or you to liability under any other applicable state or federal rule, regulation or law.
•Creates any appearance of impropriety.
•Fails to meet the Guidelines.
•Otherwise fails to satisfy review by a Securities Compliance Officer for any reason.
Neither T-Mobile, nor any of T-Mobile’s officers, partners or other representatives, shall be deemed, solely by their pre-clearance of a Rule 10b5-1 trading plan, to have represented that any plan complies with Rule 10b5-1 or to have assumed any liability or responsibility to you or any other party if such plan fails to comply with the Rule 10b5-1.
The Company's General Counsel is authorized to develop, after the date hereof, further guidelines for individual Rule 10b5-1 trading plans, or to modify, amend, supplement, delete or otherwise change these guidelines, as he or she deems, in his or her sole discretion, necessary or appropriate in order to further the purpose of these guidelines.